

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

TJ Parrass
Chief Executive Officer
GTY Technology Holdings Inc.
800 Boylston Street, 16th Floor
Boston, MA 02199

> **Re: GTY Technology Holdings Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 27, 2022**
> **File No. 001-37931**

Dear Mr. Parrass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Boonstra